UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 8, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

(Exact name of registrant as specified in its charter)

Delaware	82-2473725
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND - S17 - Controlled Subsidiary

On December 8, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – S17 - Controlled Subsidiary”), for an initial purchase price of $1,156,663 which is the initial stated value of our equity interest in the Fundrise eFUND – S17 - Controlled Subsidiary (the “S17 Investment”). The Fundrise eFUND – S17 - Controlled Subsidiary used the proceeds to acquire an existing four-bedroom, two bathroom, 1,254 square foot home located in the Dupont Circle neighborhood of Washington, DC (the “S17 Property”). The closing of both the S17 Investment and the S17 Property occurred concurrently.

The S17 Investment was fully funded with proceeds from our Offering.

The Fundrise eFUND - S17 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the S17 Investment (the “S17 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - S17 - Controlled Subsidiary, including the S17 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the S17 Investment, paid directly by the Fundrise eFUND - S17 - Controlled Subsidiary.

In addition to the initial investment amount of $1,156,663, we anticipate additional costs of approximately $499,230 for the planned renovation intended to make the S17 Property competitive with for sale homes in the immediate submarket. The property is currently occupied for the next 6 months and there can be no assurance that the anticipated completion cost will be achieved.

The S17 Investment is anticipated to be held for 24 months and sold at the end of the hold. However, there can be no assurance that a sale will be achieved.

The S17 Investment thesis is based primarily upon the site’s location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket.

We believe these strong market fundamentals will continue to make the Dupont Circle submarket a desirable investment location.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:   December 14, 2017